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SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive
(No. and Street)

Montpelier	VT	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Kucinskas 802-229-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard, Suite 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Eric Kucinskas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Treasurer & Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
As of and for the Year Ended December 31, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Equity Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equity Services, Inc. as of December 31, 2017, and the related statement of comprehensive income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 22, 2018

We have served as the Company's auditor since at least 1993. We have not determined the specific year we began serving as auditor of the Company.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Financial Condition
As of December 31, 2017

	2017
Assets	
Cash and cash equivalents	$ 3,906,773
Investment advisor fees receivable	3,060,701
Prepaid expenses and other assets	596,763
Other receivables	2,949,596
Due from affiliates	1,288
Income taxes recoverable from parent	338,289
Total assets	$ 10,853,410
Liabilities	
Investment advisor fees payable	$ 2,475,218
Accounts payable and accrued expenses	622,673
Due to affiliates	901,841
Commissions payable	1,647,358
Unearned revenue	152,000
Total liabilities	5,799,090
Stockholder's Equity	
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008
Additional paid-in capital	42,402,358
Accumulated deficit	(37,545,046)
Accumulated other comprehensive income (loss)	—
Total stockholder's equity	5,054,320
Total liabilities and stockholder's equity	$ 10,853,410

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Comprehensive Income
For the Year Ended December 31, 2017

		2017
Revenues		
Commissions	$	30,940,080
Investment advisor fees		15,531,209
Marketing support, revenue sharing and other income		4,399,130
Total revenues		50,870,419
Operating expenses		
Commissions		26,721,243
Investment advisor fees		13,677,784
Intercompany charges		4,118,977
General and administrative expenses		2,591,417
Salaries and benefits		6,395,104
Clearing agent fees		822,899
Marketing support charges		321,639
Total operating expenses		54,649,063
Loss before income taxes		(3,778,644)
Income tax benefit		1,322,378
Net loss		(2,456,266)
Other comprehensive income (loss)		
Unrealized gains (losses) on available-for sale securities		—
Total other comprehensive income (loss)		—
Comprehensive loss	$	(2,456,266)

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumlated Other Comprehensive Income (Loss)	Total Stockholder's Equity
December 31, 2016 Stockholder's Equity	$ 197,008	$ 40,402,358	$ (35,088,780)	$ —	$ 5,510,586
Net loss	—	—	(2,456,266)	—	(2,456,266)
Other comprehensive income (loss)				—	—
Total comprehensive income (loss)					(2,456,266)
Capital contributions	—	2,000,000	—	—	2,000,000
December 31, 2017 Stockholder's Equity	$ 197,008	$ 42,402,358	$ (37,545,046)	$ —	$ 5,054,320

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2017

		2017
Cash flows from operating activities		
Net loss	$	(2,456,266)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Changes in assets and liabilities:		
Investment advisor fees receivable		(429,698)
Prepaid expenses and other assets		7,458
Other receivables		(572,240)
Due to/from affiliates		(31,836)
Income taxes recoverable from parent		3,667
Investment advisor fees payable		312,629
Accounts payable and accrued expenses		(68,645)
Commissions payable		137,424
Unearned revenue		36,800
Net cash used in operating activities		(3,060,707)
Cash flows from financing activities		
Capital contributions		2,000,000
Net cash provided by financing activities		2,000,000
Cash and cash equivalents		
Net decrease in cash and cash equivalents		(1,060,707)
Beginning of year		4,967,480
End of year	$	3,906,773
Supplemental disclosure of cash flow information:		
Interest paid	$	5,031
Income taxes received	$	1,324,813

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Operations

Equity Services, Inc. ("ESI", and the "Company"), is a registered broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC") is a wholly-owned subsidiary of NLVF and an affiliate of ESI. ESI is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Prior to October 27, 2017, the Company earned commissions from the sale of Sentinel Group Funds, Inc. (the "Funds"). The Funds were separately managed and distributed by subsidiaries of NLVF, which are affiliated entities of ESI. On October 27, 2017, NLVF executed the sale of certain assets under management, related to the investment advisory and investment management services provided to the Funds, to Touchstone Investments, a subsidiary of Western & Southern Financial Group, an unrelated party of the Company. Following the transaction, ESI continued to earn commissions from the sale of Touchstone mutual funds.

The Company earns commissions from the sale of mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts.

The Company is also a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of ESI.

Note 2 – Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the basis of United States generally accepted accounting principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Trailing commissions and investment advisory fees are recognized in the period in which the services have been performed. These commissions and fees are earned based on a percentage of net asset value or assets under management and are paid to the Company pursuant to the terms in the respective agreements with the individual sponsors.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit with various financial institutions.

Note 2 – Significant Accounting Policies (continued)

Commissions

Commission revenue includes commissions earned from sales of mutual funds, annuities, alternative investments, unit investment trusts, and general securities, as well as service fees ("12b-1" fees or "trailing commissions"). The Company recognized $30,940,080 in commission revenue as of December 31, 2017, of which $13,172,908 were related to 12b-1 fees.

Commission expense represents a portion of the commission revenue (gross dealer concession) that is earned by branch office supervisors, general agents and registered representatives of record on each sale.

Investment Advisor Fees

Investment advisor fees include fees recognized from third party money managers for professional investment advisory and portfolio management services, as well as fees earned from individual customers for financial planning services provided by the Company's investment advisor representatives.

Certain sponsors pay EFA commissions to the Company on a quarterly basis in arrears. The accrual for these commissions is estimated using historical cash receipts to reflect revenues earned as of the balance sheet date. The investment advisors fee expenses and respective payable balance represent the incurred expenses and accrued payable, respectively, due to registered representatives on revenue earned from EFA sponsors.

Prepaid Expenses and Other Assets

Prepaid expenses consist primarily of annual registration renewal fees and software licenses paid in advance. Other assets include the accrual for the month-end receivable from the Company's primary clearing house. Affiliation fees are recorded in Marketing support, revenue sharing and other income in the Statement of Comprehensive Income and are recognized as earned based on the number of registered representatives that are affiliated with the Company.

Unearned Revenue

Unearned revenue primarily includes affiliation fees charged to ESI registered representatives. These affiliation fees were received in advance as of December 31, 2017 and are related to the subsequent fiscal year.

Other Receivables

Other receivables primarily include receivables for trail commissions, loan receivables made to certain registered representatives for their transition to the Company and accrued marketing support revenue from non-affiliated sponsors. Loans made to registered representatives for their transition to the Company are paid back by the representatives or amortized based on the representatives' individual sales and investment advisory production.

Property and Equipment

Property and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally developed software	5-10
Furniture	7

Note 2 – Significant Accounting Policies (continued)

General and Administrative
General and administrative expenses represent costs to the Company incurred as a result of managing the Company. These costs include legal expenses, monthly software charges, depreciation, printing, postage, travel, outside consulting, and other miscellaneous expenses.

Accounts Payable and Accrued Expenses
Payable balances related to expenses for obligations, or services rendered but not yet paid at the end of the reporting period, are primarily inclusive of: 1) software maintenance invoices; 2) accrued expenses related to the Company's annual conference which is held for top producing agents; 3) salary expenses; and 4) legal expenses.

Intercompany Charges
NLVF and its subsidiary, NLIC, provide the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLVF and NLIC expense sharing agreements and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

Marketing Support, Revenue Sharing and Other Income
Marketing support and other income represents additional payments received from sponsors, which are negotiated separately from the sales commissions and service fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees. Payments can be a percentage of gross sales, a flat annual amount, a percentage of assets under management, or a combination thereof.

Revenue sharing represents additional payments received from related entities, which are negotiated separately from the sales commissions as a percentage of sales, a percentage of assets under management, or a combination thereof. These related entities include NLIC, Life Insurance Company of the Southwest ("LSW"), and Sentinel Financial Services Company ("SFSC"), a formerly registered wholesale broker dealer for the Funds. Following the sale of the Funds on October 27, 2017, ESI no longer receives revenue sharing from SFSC.

The Company earns investment income from its cash equivalents which earn interest.

Salaries and Benefits
Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

Clearing Agent Fees
Clearing agent fees are primarily trade related clearing and execution fees, statement and confirmation mailing, IRA maintenance fees, technology fees, associated postage and other fees the Company pays to National Financial Services, LLC. ("NFS"), the Company's clearing broker-dealer.

Marketing Support Charges
The Company provides seminars and training opportunities for its registered representatives, which are expensed as incurred.

Note 2 – Significant Accounting Policies (continued)

Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. If applicable, the Company settles its income tax liability with NLHC periodically or is reimbursed by NLHC for any tax attributes utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any.

On December 22, 2017, the President signed the Tax Cuts and Jobs Act ("Tax Reform") into law. Under U.S. GAAP, the effects of changes in tax rates and laws are recognized in the period in which the new legislation is enacted. In the case of U.S. federal income taxes, the enactment date is the date the bill becomes law (i.e., upon presidential signature). With respect to this legislation, the Company's corporate Federal income tax rate will decrease from 35% to 21% in 2018.

Fair Value

The carrying amounts of the following financial assets and financial liabilities are approximate fair values: receivables from parent, accounts payable and accrued liabilities.

Credit Risk

The Company maintains cash and cash equivalent accounts at financial institutions, which may be exposed to credit risk. The Company has not experienced any losses in these accounts to date due to credit risk.

Subsequent Events

The Company has evaluated events subsequent to December 31, 2017 and through the financial statement issuance date of February 22, 2018. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

In January 2018, the Company received a $3.0 million capital contribution from NLVF.

Note 3 – Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The objective of the amendments in this update was to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 for entities that file financial statements with the Securities and Exchange Commission to fiscal years beginning after December 15, 2017. The Company has determined that upon adoption of the new standard, the revised guidance will not have a material impact on the revenue recognition accounting principles that are currently utilized by the Company.

Note 4 – General and Administrative Expenses

For the year ended December 31, 2017, general and administrative expenses are comprised of the following:

	2017
Software Maintenance	$ 1,270,100
Recruiting, Training, Licensing & Registration	311,184
Printing, Postage & Supplies	218,282
Travel & Entertainment	203,938
Loan Amortization	182,395
Legal Expenses	115,671
Public Accounting Fees	70,527
Dues and Memberships	54,148
Insurance	50,658
Consulting	41,632
Other	72,882
	$ 2,591,417

Note 5 – Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Act"), as amended, which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. Refer to Supplemental Schedule for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2017, are as follows:

	2017
Net capital	$ 2,463,095
Aggregate indebtedness	5,799,090
Net capital requirement	386,606
Excess net capital	$ 2,076,489
Percentage of aggregate indebtedness to net capital	235%

Note 6 – Exemption of Rule 15c3-3

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2)(ii) of such rule and the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3."

Note 7 – Property and Equipment

Property and equipment owned by the Company of $1,723,046 was fully depreciated prior to the beginning of the fiscal year ended December 31, 2017. As such, there was no depreciation expense incurred for the year ended December 31, 2017.

Note 8 – Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. The Company recognized a current federal income tax benefit of $1,313,803 for the year ended December 31, 2017. The Company also recorded a current state income tax expense of $8,631 for the year ended December 31, 2017. The components of current and deferred income tax are shown below:

	2017
Current	$ 1,322,434
Deferred	(56)
Total income tax benefit	$ 1,322,378

Income tax receivable from NLHC was $338,289 as of December 31, 2017. In 2017, total taxes are approximately 35% of the total computed using the nominal federal income tax rate of 35%. The Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years prior to 2010.

The Company net settled $1,331,397 of its income taxes recoverable from NLHC for the year ended December 31, 2017. In addition, the Company paid $6,584 in state taxes for the year ended December 31, 2017.

There were no amounts accrued for unrecognized tax benefits or related interest and penalties at December 31, 2017.

Note 9 – Related Party Transactions

It is possible that the terms of the transactions mentioned below are not the same as those that would result from transactions among unrelated parties.

Commissions and Revenue Sharing

Commissions and continuing service fees earned by the Company relating to sales of the Funds' shares and variable annuity products issued by NLIC and others were $2,197,469 for the year ended December 31, 2017. Receivable balances related to these commissions were $20,587 as of December 31, 2017 and are included in Other receivables in the Statement of Financial Condition.

The Company is the distributor of variable universal life products issued by NLIC and offers indexed annuity products issued by LSW. In connection with the distribution of these LSW products, the Company records commission expense equivalent to 100% of commission revenue recognized. NLIC pays for certain commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense recorded in accordance with the sale of NLIC variable universal life and LSW indexed annuity products was $3,299,474 for the year ended December 31, 2017. The Company recognized revenue sharing on the sale of NLIC and LSW products of $525,657 for the year ended December 31, 2017.

Note 9 – Related Party Transactions (continued)

Effective May 23, 2005, the Company and SFSC executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Revenue sharing income for these additional services was $348,283 for the year ended December 31, 2017. Subsequent to the October 27, 2017 sale of the advisory and investment management services of the Funds, the Company ceased to recognize revenue sharing income from SFSC. As of December 31, 2017, the Company had no outstanding receivable balance related to the Company's revenue sharing agreement with SFSC.

Allocated Expenses

NLIC provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are allocated based on the terms of the expense sharing agreements with NLIC and NLVF. The allocation methodologies employed are applied uniformly across National Life Group and are based on direct charges and other factors (e.g. square footage, number of employees, compensation levels, et al.). Charges for costs allocated to the Company for the year ended December 31, 2017 were $4,118,977.

As of December 31, 2017, accounts payable related to the NLIC and NLVF expense sharing agreements were $752,119 and $134,491, respectively. The accounts payable balances related to NLIC and NLVF are settled in the normal course of business and are included in the Due to affiliates in the Statement of Financial Condition.

Capital Contributions

The Company has historically experienced losses from operations and has an accumulated deficit of $37,545,046 as of December 31, 2017. The Company has received sufficient equity contributions from its parent, NLVF, which enabled it to meet its contractual obligations as those obligations became due. For the year ended December 31, 2017, ESI received capital contributions from its parent, NLVF, in total of $2.0 million.

Note 10 – Commitments and Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2017, the Company has no indication that it has not fulfilled its contractual obligations and has not recorded a liability with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and counterparties with which it conducts business.

Note 10 – Commitments and Contingencies (continued)

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The nature of these claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty. The Company continues to vigorously defend its position related to these matters. However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

Department of Labor ("DOL") Fiduciary Rule
In April of 2016, the DOL released a final regulation redefining who is a "Fiduciary," as well as new class exemptions from the prohibited transaction provisions, (collectively, the "Rule") under the Employee Retirement Income Security Act ("ERISA"). Under the revised Fiduciary definition, virtually all registered representatives providing advice to an ERISA governed plan, a plan fiduciary, plan participant or Individual Retirement Account ("IRA") investor will be considered a Fiduciary on the regulation's applicability date. Typical brokerage commissions for securities products would result in Prohibited Transactions for Fiduciaries, requiring the use of a new Prohibited Transaction Exemption, known as the Best Interest Contract Exemption ("BICE"). The Company has significant exposure to ERISA governed accounts and IRAs.

However, on February 3, 2017, President Trump issued an executive order, instructing the DOL to review the new rule's definition of "Fiduciary." The DOL was instructed to examine whether it may adversely affect the ability of Americans to gain access to retirement information and financial advice. If the DOL determines that it will, the DOL is instructed to propose a new regulation, for notice and comment, that will "rescind or revise" the existing rule.

Through subsequent regulation, the Rule's applicability date was delayed from April 10, 2017 to June 9, 2017. Additionally, this regulation created a transition period until July 1, 2019. During this transition period, the requirements of adhering to the BICE were simplified, and the application of the Prohibited Transaction Exemption has not caused significant business disruption thus far, but may have a material impact on the Company's revenues and expenses in the future. During this period, the study ordered by President Trump has continued.

Equity Services, Inc.
(A wholly-owned Subsidiary of NLV Financial Corporation)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

	2017
Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 5,054,320
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	5,054,320
Deductions	
Receivables from non-customers, in excess of payable	2,027,054
Investment in and receivables from affiliates, subsidiaries and associated partnerships	1,288
Other assets	562,883
Total non-allowable assets	2,591,225
Net capital before haircuts on securities position and other deductions	2,463,095
Haircut on securities	—
Other deductions	—
Net capital	$ 2,463,095
Computation of aggregate indebtedness	
Payable to non-customers	$ 4,274,576
Accounts payable, accrued liabilities, accrued expenses and other	1,524,514
Total aggregate indebtedness	$ 5,799,090
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 386,606
Excess net capital	$ 2,076,489
Net capital less 10% of aggregate indebtedness	$ 1,883,186
Percentage of aggregate indebtedness to net capital	235%

There was no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2017.

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Financial Statements with
Supplementary Information
As of and for the Year Ended
December 31, 2017

pwc

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Equity Services, Inc.

We have reviewed Equity Services, Inc.'s assertions, included in the accompanying Equity Services, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 except as described in its exemption report with respect to:

Nature and date of Exceptions
One check made payable to a third party mutual fund sponsor was received on 5/24/2017 and held by a branch office until 5/26/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 6/19/2017 and held by a branch office until 6/21/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 6/22/2017 and held by a branch office until 6/26/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to the Company's clearing firm was received on 7/5/2017 and held by the branch office past 12:00 pm on 7/6/2017, at which time it was forwarded to the clearing firm.
One check made payable to the Company's clearing firm was received on 7/7/2017 and held by the branch office until 7/11/2017, at which time it was forwarded to the clearing firm.
Two checks were made payable to the Company's clearing firm that were received on 8/3/2017 and held by the branch office until 8/7/2017, at which time the funds were forwarded to the clearing firm.
Two checks were made payable to the Company's clearing firm that were received on 8/8/2017 and held by the branch office until 8/10/2017, at which time the funds were forwarded to the clearing firm.
One check made payable to the Company's clearing firm was received on 9/21/2017 and held by the branch office until 10/2/2017, at which time it was forwarded to the clearing firm.
One check made payable to the Company's clearing firm was received on 11/3/2017 and held by the branch office until 11/17/2017, at which time it was forwarded to the clearing firm.
One check made payable to a third party mutual fund sponsor was received on 11/13/2017 and held by a branch office until 11/20/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 11/29/2017 and held by a branch office until 12/01/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to the Company's clearing firm that was received on 12/6/2017 and held by the branch office until 12/11/2017, at which time it was forwarded to the clearing firm.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 22, 2018

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

Equity Services Incorporated®

Equity Services, Inc.'s Exemption Report

Equity Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 except as described below:

Nature and Date of Exceptions
One check made payable to a third party mutual fund sponsor was received on 5/24/2017 and held by a branch office until 5/26/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 6/19/2017 and held by a branch office until 6/21/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 6/22/2017 and held by a branch office until 6/26/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to the Company's clearing firm was received on 7/5/2017 and held by the branch office past 12:00 pm on 7/6/2017, at which time it was forwarded to the clearing firm.
One check made payable to the Company's clearing firm was received on 7/7/2017 and held by the branch office until 7/11/2017, at which time it was forwarded to the clearing firm.
Two checks were made payable to the Company's clearing firm that were received on 8/3/2017 and held by the branch office until 8/7/2017, at which time the funds were forwarded to the clearing firm.
Two checks were made payable to the Company's clearing firm that were received on 8/8/2017 and held by the branch office until 8/10/2017, at which time the funds were forwarded to the clearing firm.
One check made payable to the Company's clearing firm was received on 9/21/2017 and held by the branch office until 10/2/2017, at which time it was forwarded to the clearing firm.
One check made payable to the Company's clearing firm was received on 11/3/2017 and held by the branch office until 11/17/2017, at which time it was forwarded to the clearing firm.
One check made payable to a third party mutual fund sponsor was received on 11/13/2017 and held by a branch office until 11/20/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 11/29/2017 and held by a branch office until 12/01/2017, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to the Company's clearing firm that was received on 12/6/2017 and held by the branch office until 12/11/2017, at which time it was forwarded to the clearing firm.

Equity Services, Inc.

I, Eric K. Kucinskas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Vice President, Treasurer & Financial Operations Principal, Equity Services, Inc.

Date of report: February 22, 2018